

Mail Stop 3030

February 26, 2010

<u>Via U.S. Mail and Fax (973) 890-7270</u>

Andrew A. Krakauer
President and Chief Executive Officer
Cantel Medical Corp.
150 Close Road
Little Falls, NJ 07424

> **Re:** **Cantel Medical Corp.**
> **Form 10-K for the fiscal year ended July 31, 2009**
> **Filed October 14, 2009**
> **File No. 001-31337**

Dear Mr. Krakauer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 11. Executive Compensation, page 56</u>

1. You disclose on page 13 of your proxy statement, which you incorporate by reference, that you use a "comparator group" as a basis for your compensation decisions. In future filing, please identify each of the companies in the group and

disclose where your compensation fell in comparison to the group. See Item 402(b)(2)(xiv) of Regulation S-K.

2.   We note from your disclosure on page 14 of your proxy statement that your bonus payments are based on a "fiscal 2009 budgeted pretax profit." In future filings, please disclose the budgeted pretax profit or alternatively tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b).

3.   We refer to the disclosure under the caption "Bonuses" beginning on page 14 of the proxy statement that you have incorporated by reference into your Form 10-K. It appears that the amounts paid to your named executive officers as bonuses should have been disclosed under the caption "Non-Equity Incentive Plan Compensation" in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K, and that the threshold, target and maximum amounts related to those awards should have been disclosed in your "Grants of Plan Based Awards" table pursuant to Item 402(d)(2)(iii) of Regulation S-K. Please provide such disclosure in your future filings, to the extent then applicable, or provide us with your analysis as to why such information should not have been included in the referenced tables in accordance with the referenced Item requirements.

Item 13 Certain Relationships and Related Transactions…, page 56

4.   In future filings, please provide the disclosure requested by Item 404(b) of Regulation S-K.

Exhibit 31

5.   In future filings, please exclude the title of the certifying officer in the introductory paragraph. Refer to the form of certification set forth in Regulation S-K Item 601(b)(31).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- · the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or Brian R. Cascio at (202) 551-3676 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3289 or me at (202) 551- 3637 with any other questions.

Sincerely,

Jay Mumford
Senior Attorney